Exhibit 99-A2
                                   May 28, 1997




Dear Stockholder:

Due to the continued success of the Bank, and its solid capital position, the Board of Directors has decided to offer an opportunity to all stockholders who may desire to sell some or all of their stock in Cortland First Financial Corporation. As set forth in more detail in the enclosed materials, the Company is offering to repurchase up to 150,000 shares of common stock (less than 8% of the outstanding stock) at a price to be determined between $21.00 and $24.00 per share.

The Company is conducting this offer through a procedure commonly referred to as a "Dutch Auction." This procedure allows you to select the price within the specified price range at which you are willing to sell all or a portion of your shares to the Company. The Company will purchase only those shares tendered at or below the purchase price determined by the procedure described in the enclosed materials. Because the Company is making this offer directly to the stockholders, there will not be any brokerage commissions, fees, or other charges assessed in selling your shares.

The purpose of this offer is to provide a fair and ready means for stockholders who may desire to sell some or all of their stock. The Company has capital in excess of regulatory requirements, and given the somewhat inactive trading market which exists for the stock, the Board believes that this repurchase program will accommodate stockholders who may wish to redirect some of their investment in Bank stock or have immediate needs for cash. The repurchase of stock will also reposition the Company's balance sheet with the potential to enhance return on equity and earnings per share by redeploying a portion of the Company's capital.

The Bank appreciates the support you have given us through the years. Given the success of the Bank, we are pleased to provide this opportunity for stockholders who may want to liquidate some or all of their holdings. Even after the repurchase of stock, the capital resources of the Company and the Bank will be completely adequate to satisfy our strategic plan for continued growth as a strong, independent community bank.

Please read the enclosed information carefully. If you have any questions concerning any of this information, you may call me at
(607) 758-1201. Please note that to participate in this repurchase program, you must return the enclosed green Letter of Transmittal and your shares to the Depositary no later than July 2, 1997.

                                   Very truly yours,



                                   David R. Alvord
                                   President and Chief
                                   Executive Officer